------------------------
                                                             OMB APPROVAL
                                                        ------------------------
                                                         OMB NUMBER: 3235-0145
                                                        ------------------------
                                                         EXPIRES: DECEMBER 31,
                                                                 2005
                                                        ------------------------
                                                        ESTIMATED AVERAGE
                                                        BURDEN
                                                        HOURS PER RESPONSE...15
                                                        ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                      The Major Automotive Companies, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    560775108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            James Martin Kaplan, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 August 16, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX [X].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 5 Pages

CUSIP NO. 560775108

-------------------- -----------------------------------------------------------
               1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bruce Bendell
-------------------- -----------------------------------------------------------
               2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                     (A) |_|
                     (B) |X|
-------------------- -----------------------------------------------------------
               3.    SEC USE ONLY

-------------------- -----------------------------------------------------------
               4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                     PF
-------------------- -----------------------------------------------------------
               5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(D) or 2(E)                          |_|

-------------------- -----------------------------------------------------------
               6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
-------------------- --------- -------------------------------------------------
                     7.        SOLE VOTING POWER
                                  4,121,722 (1)
NUMBER OF            --------- -------------------------------------------------
SHARES               8.        SHARED VOTING POWER
BENEFICIALLY                      5
OWNED BY             --------- -------------------------------------------------
EACH                 9.        SOLE DISPOSITIVE POWER*
REPORTING                         4,121,722 (1)
PERSON WITH          --------- -------------------------------------------------
                     10.       SHARED DISPOSITIVE POWER
                                  5
-------------------- --------- -------------------------------------------------
             11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON
                     4,121,727 (2)
-------------------- -----------------------------------------------------------
             12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                     SHARES (SEE INSTRUCTIONS) |_|

-------------------- -----------------------------------------------------------
             13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     43.0%
-------------------- -----------------------------------------------------------
             14.     TYPE OF REPORTING PERSON (see Instructions)
                     IN
-------------------- -----------------------------------------------------------

(1) Includes: (i) the following shares of common stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of common stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares which are immediately exercisable. Does not include 5 shares of common stock owned by the Reporting Person's wife.

(2) Includes: (i) 5 shares of common stock owned by the Reporting Person's wife and the following shares of common stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of common stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares of common stock which are immediately exercisable.


                                Page 2 of 5 Pages

Item 1.  Security and Issuer.

         This Amendment No. 4 to Schedule 13D amends and supplements the
Schedule 13D dated June 10, 2004, as amended by Amendment No. 1 dated June 18, 2004, Amendment No. 2 dated July 6, 2004, and Amendment No. 3 dated July 23, 2004, which was filed with the Securities and Exchange Commission ("SEC") on behalf of Bruce Bendell (the "Reporting Person"). This Amendment No. 4 reflects the event described in Item 4 below.

         This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by The Major Automotive Companies, Inc., a Nevada corporation (the "Company"), with its principal executive offices located at 43-40 Northern Boulevard, Long Island City, NY 11101.

Item 4.  Purpose of Transaction.

         On August 16, 2004, the Reporting Person sent a letter to the Board of Directors of the Company extending the offer period set forth in the Reporting Person's June 9, 2004 letter, as amended on June 17, 2004, July 6, 2004, and July 23, 2004, pursuant to which the Reporting Person expressed a desire to enter into a transaction with the Company which would result in the Reporting Person and/or his affiliates being the sole stockholder of the surviving corporation. A copy of the August 16, 2004 letter from the Reporting Person to the Company's Board of Directors is attached hereto as Exhibit 1.

Item 7.  Materials to be filed as Exhibits.

         1. Letter dated August 16, 2004 from the Reporting Person to the Company's Board of Directors.



                                Page 3 of 5 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: August 16, 2004


                                                        /s/ Bruce Bendell
                                                        ----------------------
                                                        Bruce Bendell



                                Page 4 of 5 Pages